Byron Grote
Chief Financial Officer
BP p.l.c.
1 St James’s Square
London
SW1Y 4PD
United Kingdom

April 15, 2009

Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:    BP p.l.c.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
File No. 001-06262

Dear Mr. Schwall,

Thank you for your letter dated March 31, 2009 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the fiscal year ended December 31, 2008 of BP p.l.c. (the “Form 20-F”) (File No. 001-06262).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicised text, and have provided our responses immediately following each comment.

Russia
TNK-BP, page 23

1.

We note your disclosure regarding the January 9, 2009 “final agreement on amendments to the shareholder agreement with your Russian partners in TNK-BP” and the related disclosure under Note 26 to the financial statements. Please file the amended shareholder agreement or advise why you believe that it does not need to be filed pursuant to Item 19 of the Form 20-F.

Response:	In our judgment, the amended shareholders’ agreement relating to TNK-BP is not a “contract that is material” to BP and therefore we do not believe it is required to be filed as an exhibit to the Form 20-F pursuant to Item 19 of Form 20-F. For the year ended December 31, 2008 our interest in TNK-BP represented less than 10% on each of the significance tests set forth in Rule 1-02 of Regulation S-X. The amended shareholders’ agreement clarifies matters of voting and corporate governance of TNK-BP and the material terms are described in detail on page 23 of the Form 20-F. Considering our interest in TNK-BP relative to the BP Group as a whole is not significant, we do not consider the amended shareholders’ agreement to be a contract that is material to BP. Furthermore, we do not believe that filing a copy of the agreement would provide investors with material information in addition to the disclosure included on page 23 of the Form 20-F.

Legal Proceedings, page 89

2.

We note your disclosure that, in January 2009, “the TNK-BP shareholders resolved, or agreed a process for resolving, all outstanding claims between them, including those relating to Russian back taxes.” Please provide us with the status of any such outstanding claims and the timeframes contemplated for resolving such claims.

Response:	Since finalizing the amended shareholders’ agreement in January 2009, the outstanding claims between BP and the other TNK-BP shareholders, including those relating to Russian back taxes, have been resolved and the resolution of these claims had no material impact on BP.

* * * *

BP acknowledges that it is responsible for the accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s Form 20-F, and that BP may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ B.E. Grote
B.E. GROTE

cc:     K. Campbell (Sullivan & Cromwell LLP)